Filed by IntercontinentalExchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

FACT SHEET NASDAQ OMX and IntercontinentalExchange Proposed Merger Agreement with NYSE Euronext

Following the NYSE Euronext Board’s rejection of the NASDAQ OMX and IntercontinentalExchange (ICE) superior proposal, the two companies have presented to the NYSE Board a formal Merger Agreement, consistent with the terms of the Deutsche Boerse agreement, that continues to provide greater long-term benefits to shareholders and markets. Under the transaction, NASDAQ OMX will acquire NYSE Euronext’s equity and equity options related businesses and ICE will acquire the derivatives businesses.

KEY INFORMATION RELATING TO THE AGREEMENT

•        $42.67 per share. A 21% premium to the Deutsche Boerse offer, or $2 billion, as of April 18, 2011

•        $14.24 in cash, 0.4069 shares of NDAQ stock, 0.1436 shares of ICE stock

•        $350 million reverse break-up fee, demonstrating confidence in antitrust approvals

•        Committed aggregate financing secured, totaling $3.8 billion

•        It is believed a tax efficient separation of the businesses can be achieved and the equity in the transaction can be structured tax efficiently for stockholders

•        Synergies totaling $740 million, driving strong cash-flow and healthy businesses

•        Demonstrated integration expertise and ability to deliver superior growth relative to peers

•        Offers NYSE stockholders a cash element as well as greater than 60% exposure to derivatives markets versus the competing deal being greater than 60% cash equities and technology

For NASDAQ OMX

The combination of NASDAQ OMX’s and NYSE’s iconic brands would allow us to create a leading global exchange in equities, U.S. options, listing and exchange-related technology better able to compete on a global basis.

STRATEGIC RATIONALE	For ICE

The combination of ICE and LIFFE would unlock value by bringing the heritage of LIFFE together with the growth and innovation capabilities of ICE. It would ensure that competition is maintained in Europe, rather than concentrating 98% of the listed rates derivatives trading on a single exchange (as per the Deutsche Boerse agreement).

For NYSE Euronext

The proposed transaction offers greater near-term value for NYSE stockholders through the cash component and significant long-term value by providing exposure to two focused players in equities and derivative exchanges.

In summary, a NASDAQ OMX/NYSE Euronext and an ICE/Liffe combination will strengthen competition and innovation for the benefit of all shareholders and market participants.

TIMELINE / ACTIONS TO DATE

•        February 9, 2011, Deutsche Boerse and NYSE Euronext confirm merger discussions

•        February 15, 2011, Deutsche Boerse and NYSE Euronext announce business combination agreement valued at $35.29 per NYX share (as of April 18, 2011).

•        April 1, 2011, NASDAQ OMX and ICE announce a joint proposal to acquire NYSE Euronext for cash and stock, valued at $42.40 per NYSE Euronext share

•        April 10, 2011, NYSE Euronext summarily rejects the NASDAQ/ ICE proposal

•        April 10, 2011, NASDAQ OMX and ICE respond to NYSE Euronext Board’s rejection of their superior proposal and reaffirm that their proposal delivers significantly more value to NYSE stockholders.

•        April 19, 2011, NASDAQ OMX and ICE submit a merger agreement to the NYSE Euronext Board; announce a reverse termination fee of $350 million, in the event that they are unable to obtain necessary antitrust and competition approvals; and that they have received fully committed financing of $3.8 billion from a group of leading institutions.

NEXT STEPS

•        NASDAQ OMX and ICE intend to acquire shares of common stock of NYSE Euronext in the open market and, as a result of these acquisitions, intend to hold voting securities of NYSE Euronext valued in excess of $66 million. NASDAQ OMX and ICE will file notification of this intent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with both the Federal Trade Commission and Antitrust Division of the Department of Justice, triggering the commencement of the waiting period.

•        The Business Combination Agreement with Deutsche Boerse permits the NYSE Euronext Board to review a competing proposal that is reasonably likely to result in a superior proposal.

•        In light of the detailed proposal of a superior offer, NASDAQ OMX and ICE await the NYSE Board’s decision to permit the companies to conduct due diligence and to address any questions, with the objective of negotiating the final merger agreement.

Additional Details

http://www.nasdaq.com/deal and http://ir.theice.com

About NASDAQ OMX

The NASDAQ OMX Group, Inc. is the world’s largest exchange company. It delivers trading, exchange technology and public company services across six continents, with approximately 3,600 listed companies. NASDAQ OMX offers multiple capital raising solutions to companies around the globe, including its U.S. listings market, NASDAQ OMX Nordic, NASDAQ OMX Baltic, NASDAQ OMX First North, and the U.S. 144A sector. The company offers trading across multiple asset classes including equities, derivatives, debt, commodities, structured products and exchange-traded funds. NASDAQ OMX technology supports the operations of over 70 exchanges, clearing organizations and central securities depositories in more than 50 countries. NASDAQ OMX Nordic and NASDAQ OMX Baltic are not legal entities but describe the common offering from NASDAQ OMX exchanges in Helsinki, Copenhagen, Stockholm, Iceland, Tallinn, Riga, and Vilnius. For more information about NASDAQ OMX, visit http://www.nasdaqomx.com. *Please follow NASDAQ OMX on Facebook (http://www.facebook.com/pages/NASDAQ-OMX/108167527653) and Twitter (http://www.twitter.com/nasdaqomx).

About IntercontinentalExchange

IntercontinentalExchange (NYSE:ICE) is a leading operator of regulated futures exchanges and over-the-counter markets for agricultural, credit, currency, emissions, energy and equity index contracts. ICE Futures Europe hosts trade in half of the world’s crude and refined oil futures. ICE Futures U.S. and ICE Futures Canada list agricultural, currencies and Russell Index markets. ICE is also a leading operator of central clearing services for the futures and over-the-counter markets, with five regulated clearing houses across North America and Europe. ICE serves customers in more than 70 countries. www.theice.com

The following are trademarks of IntercontinentalExchange, Inc. and/or its affiliated companies: IntercontinentalExchange, ICE, ICE and block design, ICE Futures Europe and ICE Clear Europe. All other trademarks are the property of their respective owners. For more information regarding registered trademarks owned by IntercontinentalExchange, Inc. and/or its affiliated companies, see https://www.theice.com/terms.jhtml

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

CONTACTS

NASDAQ OMX

Media:

Frank De Maria

+1 212 231 5183

frank.demaria@nasdaqomx.com

Investor:

Vincent Palmiere

+1 301 978 5242

vincent.palmiere@nasdaqomx.com

IntercontinentalExchange

Media and Investor:

Kelly Loeffler

+ 1 770 8574726

kelly.loeffler@theice.com